UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for March 07, 2016

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Reviewed interim financial results for the six months
           ended 31 December 2015



MAINTAINING MOMENTUM

Sasol Limited
Reviewed interim financial results
for the six months ended 31 December 2015



Reviewed interim financial results
for the six months ended 31 December 2015

Sasol is an international integrated chemicals and energy company that leverages technologies and the expertise of our 30 400 people working in 36 countries. We develop and commercialise technologies, and build and operate world-scale facilities to produce a range of high-value product streams, including liquid fuels, chemicals and low-carbon electricity.

Salient features

Strong operational performance across most of the value chain

Secunda Synfuels Operations production volumes

↑ 3%

↑ 4%

increase in total liquid fuels production volumes in our Energy Business

Normalised cash fixed costs down

↓ 8,4%

in real terms

Headline earnings per share

↓ 24%

to R24,28 despite a 47% decline in oil price

Business Performance Enhancement Programme delivered sustainable actual cost savings of

R3,1bn

and updated target exit run rate of R5bn by end of financial year 2017

Response Plan savings of

R10,8bn

delivered for half year.

Target increased to deliver cash savings of between R65bn and R75bn by financial year 2018, given current market volatility

Lake Charles Chemicals Project progressing. Reviewing execution to support Response Plan efforts

Safety Recordable Case Rate (RCR), excluding illnesses, remained stable at

0,32

Segment report

for the period ended

Turnover R million			Segment analysis	Profit/(loss) from operations R million		
Full year 30 Jun 15 Audited	Half year 31 Dec 14 Reviewed	**Half year 31 Dec 15 Reviewed**		**Half year 31 Dec 15 Reviewed**	Half year 31 Dec 14 Reviewed	Full year 30 Jun 15 Audited
20 859	10 623	**10 625**	**Operating Business Units**	**(5 930)**	493	1 173
15 687	7 817	**8 351**	■ Mining	**2 359**	2 241	4 343
5 172	2 806	**2 274**	■ Exploration and Production International	**(8 289)**	(1 748)	(3 170)
187 312	101 211	**84 507**	**Strategic Business Units**	**18 600**	28 001	45 448
75 800	41 860	**32 991**	■ Energy	**10 261**	14 818	22 526
39 728	21 387	**16 938**	■ Base Chemicals	**3 178**	5 818	10 208
71 784	37 964	**34 578**	■ Performance Chemicals	**5 161**	7 365	12 714
221	176	**49**	■ **Group Functions**	**2 246**	1 540	(72)
208 392	112 010	**95 181**		**14 916**	30 034	46 549
(23 126)	(12 173)	**(10 706)**	Intersegmental turnover			
185 266	99 837	**84 475**				

Contribution to group turnover (%)



Contribution to group profit from operations (%)



Overview*

Steering through volatile markets

We continued to maintain momentum by focusing on factors within our control, and delivered a strong set of production volumes across most of the value chain, despite the turbulent macroeconomic environment. The first half of the 2016 financial year was characterised by a further steep decline in international oil and commodity chemical prices, driven mainly by global economic uncertainty in certain key markets and softer demand. Oil prices decreased by 47%, given oil supply concerns and a lack of clear signals from the Organisation of the Petroleum Exporting Countries in rebalancing the global oil market. Commodity chemical prices were also lower due to depressed oil prices and poor demand in some key markets. The average basket of commodity chemical prices, however, only decreased by 23% in comparison to the 47% decrease in oil prices. Margins for speciality chemicals remained resilient, despite ongoing market volatility. The rand/US dollar exchange rate, on the other hand, weakened by 24% due to negative market sentiment over the South African economy and dollar strength compared to most emerging market currencies. The weaker rand provided a partial buffer against lower oil and commodity chemical prices.

Importantly, we also achieved much higher sustainable cost savings than forecasted from our Business Performance Enhancement Programme (BPEP). Our low oil price Response Plan (RP) achieved actual cash conservation benefits ahead of our internal targets. We have updated the scope and extended our RP targets through to the 2018 financial year in anticipation of a lower oil price environment.

Maintaining momentum

President and Chief Executive Officer, David E. Constable says:

"The decisive actions taken to reposition Sasol through our Business Performance Enhancement Programme, and our low oil price Response Plan, place the organisation in a good position to maintain a strong operational performance, despite the challenging and volatile energy landscape. Given a 'lower-for-much-longer' oil price scenario, we have intensified and extended the scope of our Response Plan, by derisking and rephasing certain projects, while prioritising capital for the advancement of our growth projects in Southern Africa and the United States (US).

Over the next three months, my successors and I will continue to work through a detailed handover plan to ensure a smooth leadership transition. I would like to extend my sincere appreciation to my Sasol colleagues, the members of the Sasol Limited Board and our business partners who, through their performance, dedication and commitment, have ensured that we continue to deliver shareholder value for the benefit of all our stakeholders."

Financial results overview

Earnings attributable to shareholders for the six months ended 31 December 2015 decreased by 63% to R7,3 billion from R19,5 billion in the prior period. Headline earnings per share (HEPS) decreased by 24% to R24,28, and earnings per share (EPS) decreased by 63% to R11,97 compared to the prior period.

Profit from operations of R14,9 billion decreased by 50%, compared to the prior period on the back of challenging and highly volatile global markets. Average Brent crude oil prices moved dramatically lower by 47% compared to the prior period (average dated Brent was US$47 per barrel (/b) for the six months ended 31 December 2015 compared to US$89/b in the prior period). Furthermore, the price of our basket of commodity chemical prices declined by 23% compared to the prior period. The impact of lower oil and commodity chemical prices was partly offset by a 24% weaker average rand/US dollar exchange rate (R13,62/US$ for the six months ended 31 December 2015 compared with R10,99/US$ in the prior period). The average margin for our speciality chemicals remained resilient compared to the prior period.

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* All comparisons refer to the prior period for the six months ended 31 December 2014. Except for earnings attributable to shareholders and the RP cash conservation measures, all numbers are quoted on a pre-tax basis.

Despite the challenging macroeconomic environment, we continued to deliver a strong operational performance, with increased production volumes and cost increases contained to well below inflation.

The highlights of our operational performance can be summarised as follows:

- Secunda Synfuels Operations (SSO) production volumes increased by 3% (1 million barrels) compared to the prior period;

- Total liquid fuels production for the Energy Business increased by 4% (1,1 million barrels) compared to the prior period, as a result of a higher portion of SSO's volumes being utilised by the Energy Business;

- The ORYX GTL facility continued to deliver a solid performance, with an average utilisation rate of 90% for the period;

- Secunda Chemicals and Sasolburg Operations' production volumes remained in line with the prior period. The increase in volumes from our Fischer-Tropsch Wax Expansion Project (FTWEP) was offset by lower polypropylene (C3) volumes, due to planned commissioning activities associated with the C3 Expansion Project;

- Sales volumes for the Base Chemicals Business decreased by 13%, given lower C3 volumes available as a result of the commissioning of the C3 Expansion Project and softer demand for certain commodity chemical products; and

- Sales volumes from our Performance Chemicals Business, normalised for the planned shutdown at our ethylene plant in North America, remained consistent with the prior period.

In addition, Sasol's profitability was further impacted by the following notable once-off and significant items:

- net remeasurement items expense of R7,6 billion compared to a R0,2 billion expense in the prior period. These items relate mainly to a partial impairment of our share in the Montney shale gas asset of R7,4 billion (CAD665 million), due to a further deterioration of conditions in the North American gas market resulting in a 16% decline in forecasted natural gas prices. The impairment reduces the carrying value of the asset to approximately CAD559 million. This asset remains highly sensitive to changes in the gas price and accordingly, we estimate that a 5% change in the gas price may result in a change of CAD255 million (approximately R2,9 billion) in the recoverable amount of the asset;

- a cash-settled share-based payment charge to the income statement of R0,4 billion compared to a credit of R2,9 billion in the prior period; and

- the reversal of a provision of R2,3 billion (US$166 million) based on a favourable ruling received from the Tax Appeal Tribunal in Nigeria relating to the Escravos Gas-to-Liquids (EGTL) investment. The Nigerian Federal Inland Revenue Service has appealed the decision. The outcome of the appeal process is uncertain, and a possible obligation may arise as a result of any future proceedings. At this time, the value of any potential future obligation cannot be reasonably estimated.

We continued to drive our cost containment programme and reduced our cash fixed costs by 4,5% in nominal terms compared to the prior period. Excluding the impact of inflation, exchange rates and once-off costs, our cash fixed costs reduced by an exceptional 8,4%. This was achieved by an accelerated sustainable delivery of our BPEP and RP programmes.

Our company-wide BPEP, which is aimed at delivering sustainable cost savings of R4,3 billion by the end of the 2016 financial year, is nearing its completion. We delivered actual cost savings up to 31 December 2015 of R3,1 billion, which are on track to meet our savings target forecast of R4,0 billion, at an annual exit run rate of R4,3 billion by the end of financial year 2016. Implementation costs amounted to R132 million for the period compared to R1,9 billion for the 2015 financial year. Given an ongoing low oil price environment, we have revised our BPEP savings target to achieve sustainable savings at an exit run rate of R5 billion by the end of the 2017 financial year. Cost trends are still forecast to track SA PPI from the 2017 financial year.

Our comprehensive RP, focusing on cash conservation to counter the lower-for-longer oil price environment, has continued to yield positive cash savings in line with our 2016 financial year targets, despite margin contraction and difficulties in placing product in the market. The RP realised R10,8 billion in cash savings for the period, and we anticipate achieving the upper end of our 2016 financial year guided range of R10 billion to R16 billion. The RP places Sasol in a strong position to operate profitably within a US$45-50/b oil price environment. However, against the backdrop of a US$30/b oil price, we updated and extended the scope of the RP to run through at least to the end of the 2018 financial year, ensuring continued balance sheet strength and earnings resilience at notably lower oil price scenarios. We also increased the cash savings target range from R30 billion to R50 billion to between R65 billion and R75 billion. Most of the benefits will be delivered from the existing RP work streams. In addition, we expect our sustainable cash cost savings to increase to R1,5 billion by the 2019 financial year, up R500 million from the previous guidance.

Our full time equivalent sustainable headcount reduction as a result of the BPEP amounts to approximately 9% or 3 100 employees through voluntary separations, voluntary early retirements and natural attrition, and nearly 23% or 13 000 service provider employees. Implementation of the RP has also resulted in headcount reductions, not all of which will be sustainable in the longer term, from organisational structure refinements and the freezing of non-critical vacancies. These reductions amount to approximately an additional 5,3% or 1 800 employees, which amounts to a total headcount reduction of 14,3% or 4 900 full time equivalents.

The increase in the effective corporate tax rate from 31,8% to 43,1% was mainly as a result of the R7,4 billion (CAD665 million) partial impairment of our Canadian shale gas assets, partly offset by the reversal of a provision of R2,3 billion (US$166 million) based on a favourable ruling received from the Tax Appeal Tribunal in Nigeria relating to the EGTL Project. The normalised effective tax rate of 32,9% increased by 0,3% compared to the prior period. The approval of the Production Sharing Agreement (PSA) in Mozambique will have a positive impact on our effective tax rate; however, the amount will be dependent on the gas price. A lower gas price will result in fewer reserves being recognised and a decrease in future taxable income. The impact of the PSA Project will be confirmed in our year-end results, since the approval was only granted after the half year-end close.

Cash generated by operating activities decreased by 21% to R26,7 billion compared with R34,0 billion in the prior period. Despite reduced cash flows, our balance sheet has the capacity to lever up as we continue to execute our growth plans and return value to shareholders. To manage the volatility and a 'lower-for-much-longer' oil price environment, the Sasol Limited board of directors (Board) temporarily lifted our internal gearing ceiling to 44% until the end of the 2018 financial year.

Our assets and liabilities were significantly impacted by the weaker average rand/US dollar exchange rate, resulting in higher than expected translation differences. Actual capital expenditure during the period amounted to R33,6 billion. Loans raised during the period amounted to R19,2 billion, mainly for the funding of the Lake Charles Chemicals Project. Our net cash position increased by 15%, from R53 billion in June 2015 to R61 billion as at 31 December 2015, driven largely by our cash conservation initiatives and the favourable impact of the rand/US dollar translation effects.

Our dividend policy is a dividend cover range based on HEPS. Taking into account the current volatile macroeconomic environment, capital investment plans, our cash conservation initiative, the current strength of our balance sheet, and the dividend cover range, the Board has declared an interim dividend of R5,70 per share (18,6% lower compared to the prior period). The interim dividend cover was 4,3 times at 31 December 2015 (31 December 2014: 4,6 times).

Strong operational performance supported by continued effective cost management

Operating Business Units

Mining – stable operations with cash unit costs below inflation

Profit from operations increased by 5% to R2 359 million compared to the prior period, mainly as a result of meaningful contributions from the BPEP and RP levers, and stable mining operations. Normalised mining unit costs of production were contained to 4% below inflation. Export coal volumes remained flat and this market continued to benefit from the weaker rand/US dollar exchange rate, which was partially negated by lower dollar-based coal prices.

Exploration and Production International – negatively impacted by low oil and gas prices

Exploration and Production International (E&PI) recorded a loss from operations of R8 289 million compared to a loss from operations of R1 748 million in the prior period. Excluding the partial impairment of our Canadian shale gas operations of R7 436 million (CAD665 million), our E&PI businesses recorded a loss of R853 million.

Our Mozambican operations recorded a profit of R437 million compared to R930 million in the prior period. The decrease mainly relates to translation losses of R608 million. Production volumes increased by 8% as a result of our efforts to debottleneck the production facility, coupled with a full volume offtake by our joint electricity operations in Mozambique. The lower oil price had a significant impact on our Gabon assets resulting in a loss of R512 million compared to R1 144 million in the prior period, which included the partial impairment of the asset of R1 331 million. Oil production in Gabon was 26% higher than the prior period and averaged 19 100 barrels of oil per day.

Our Canadian shale gas assets generated a loss from operations of R7 769 million, including an impairment of R7 436 million. Excluding the effect of the impairment, the loss decreased to R333 million compared to R584 million in the prior period, mainly due to a lower depreciation rate. Our Canadian gas volumes were lower compared to the prior period due to reduced development activities, driven by lower oil and gas prices.

Despite the impact of lower gas prices and weaker oil prices affecting the profitability of the business, E&PI were able to contribute more than R2,7 billion to Sasol's cash conservation initiatives during the current period through reduced capital cash flow, a cutback in exploration activities and increased cash fixed cost savings. As a result of the 'lower-for-much-longer' oil and gas prices, further cash conservation initiatives are being considered and will be communicated to the market once confirmed.

Strategic Business Units

Energy – record production volumes and solid cost performance while margins under some pressure

Profit from operations of R10 261 million decreased by R4 557 million or 31% compared to the prior period despite a 47% decrease in oil prices. Operating margins held firm at 31%, mainly as a result of record production levels, favourable product differentials and contributions from the BPEP and RP initiatives. Normalised cash fixed costs remained flat in nominal terms.

In Southern Africa, our Energy Strategic Business Unit's (SBU) profitability was enhanced by a 6% increase in refined product volumes from SSO and a 1% increase in production volumes from our Natref operations compared with the prior period. A weaker rand/US dollar exchange rate and higher refining margins further mitigated the impact of the 47% decrease in oil prices for the period under review. Sales volumes, on the other hand, decreased by 1% on the back of difficult market and trading conditions experienced in December 2015, driven by lower demand for liquid fuels in Southern Africa. Lower working capital levels are forecast by the end of the 2016 financial year.

Gas sales were 3% higher compared to the prior period, mainly due to higher methane-rich gas sales to commercial customers. Our share of the Central Térmica de Ressano Garcia joint operation in Mozambique delivered 327 858 megawatt-hours of electricity.

The Energy SBU's share of profit from equity accounted investments of R409 million was R887 million or 68% lower than in the prior period. This was primarily due to lower oil prices for the period. The ORYX GTL plant achieved an average utilisation rate of 90%, while maintaining a world class safety RCR of 0,0. In Nigeria, the EGTL plant continues to steadily ramp up towards design capacity.

In light of the current economic environment, in February 2016, we decided to review our long-term strategic interest in the Uzbekistan GTL investment. The review is expected to be completed in the second half of the 2016 financial year.

Base Chemicals – margin pressure partly relieved by a solid cost performance

Profit from operations decreased by 45% to R3 178 million compared to the prior period and the operating margin decreased by 8% to 19%. Sales volumes were down by 13% as a result of an extended planned shutdown to enable commissioning activities associated with the C3 Expansion Project, as well as softer

Sasol Limited Group
Overview
(continued)

demand for certain commodity chemical products. A 23% decrease in our basket of commodity chemical prices was partly negated by the weaker rand/US dollar exchange rate. Cash fixed costs decreased by 11% in nominal terms, mainly as a result of significant benefits achieved from the BPEP and RP initiatives and a refinement of our cost transfer allocation methodology between SBUs.

Performance Chemicals – normalised sales volumes flat coupled with resilient average gross margins
Profit from operations of R5 161 million decreased by 30% compared to the prior period mainly as a result of the R1 336 million FTWEP impairment reversal in the prior period. Our operating margin was under pressure due to depreciation being recognised on FTWEP for the full period, while the project is still ramping up to full production. Profit from operations on a normalised basis decreased by 15%. This decrease is largely as a result of lower US ethylene prices which negatively impacted the profitability of our assets in the US. Our margins in the surfactant and alcohol business, however, remained very resilient when compared to the crude oil price over the same period. Production volumes in our Eurasian Operations increased by 5% while our US Operations reported a 12% decrease in production as a result of a planned shutdown. Total sales volumes decreased marginally by 1% compared to the prior period, as a result of reduced demand for oilfield chemicals and the planned shutdown at our ethylene plant in North America. Normalised cash fixed costs were maintained well below inflation as a result of BPEP and RP activities.

Advancing projects to enable future growth
We are encouraged by the headway we are making in delivering on our project pipeline:

- Focusing on our **Operating Business Units (OBUs)** which secure our feedstock supply:

  – The establishment of the Impumelelo and Shondoni collieries, which are part of our Mining OBU's R14,0 billion mine replacement programme, will ensure uninterrupted coal supply to SSO. The Impumelelo colliery achieved beneficial operation (BO) during October 2015, within budget, despite various project delays. The development of the Shondoni colliery continues to progress steadily and we expect to achieve BO, within budget, during the first half of the 2016 calendar year.

  – In January 2016, we obtained approval from the Mozambique Council of Ministers for a Field Development Plan that will see further hydrocarbon resources developed to support our Southern Africa growth drivers. The first phase of the PSA licence area development proposes an integrated oil, liquefied petroleum gas (LPG) and gas project adjacent to the Petroleum Production Agreement area. To expand our operations in Mozambique, we also received approval from the Government of Mozambique, in January 2016, to develop a fifth train at the Central Processing Facility to process additional gas from the PSA licence area. The total project cost for tranche one of the first phase of the PSA licence area and the fifth train is estimated at US$1,4 billion.

- Progressing our growth projects within our **Strategic Business Units (SBUs)**:

  Expanding our asset base in South Africa

  – The R14,2 billion Secunda growth programme is nearing completion with 17 of the 19 projects achieving BO. The completed projects ensured the full realisation of the envisaged volume and electricity benefits. The remaining two projects are smaller environmental enablers and are expected to reach BO during the first half of the 2016 calendar year.

  – The expansion of our wax facility in Sasolburg is progressing well, with phase one achieving BO during May 2015. BO for phase two is on track to take place during the first half of the 2017 calendar year. The total project cost for both phases remains unchanged at R13,6 billion.

  Growing our interest in Mozambique

  – The final investment decision was taken to progress with the R2,7 billion Loop Line 2 Project on the Mozambique to Secunda pipeline, during August 2015. This will increase gas transportation capacity from 169,4 bscf to 191 bscf. BO is expected to be reached during the second half of the 2016 calendar year.

Growing our footprint in North America

– The Lake Charles Chemicals Project (LCCP) is progressing. The engineering and procurement are at an advanced stage and site construction, mostly civil related, has fully commenced. We had some initial challenges associated with ground work due to the very heavy rainfall in 2015 and the regulatory need to relocate a small waterway. Cost control remains a primary focus for the team. Given the uncertain economic environment, we have taken a decision to pace the execution of the LCCP to support the Response Plan. This shift in schedule will also give us the opportunity to further optimise field efficiency. Our current view is that BO of some smaller derivative units will move into calendar year 2019 and the overall end-of-job project cost estimate will remain under pressure. A detailed review of the project cost and schedule is underway and likely to be completed by mid-calendar year 2016.

– Construction of our 50% joint venture high-density polyethylene plant with Ineos Olefins & Polymers USA continues to make good progress, and is on track for completion in the second half of the 2016 calendar year. Upon completion, the plant will be the largest HDPE manufacturing facility in the US and is expected to produce 470 kilotons annually. We continue to work with our joint venture partner to manage cost pressures as our initial estimates indicate a possible 5% to 10% increase to the original end-of-job cost.

– In response to the lower gas market price, we have agreed with our partner, Progress Energy, to reduce drilling activities and capital expenditure in Canada. In terms of the annual work programme, we expect to spend CAD382 million in the next calendar year, of which CAD161 million relates to the carry obligation. Further evaluation is currently underway with the optimisation of the capital spend being considered.

Maintaining our focus on sustainable value creation

We continued to deliver on our broader sustainability and community contributions during the period:

■ Safety remains a top priority for Sasol. Our operations continue to make steady progress in the reduction of process safety incidents. The safety incident RCR for employees and service providers globally, excluding illnesses, remained stable at 0,32 for the first six months of the year when compared to the previous year (0,32 as at 30 June 2015). As at 31 December 2015, our workforce worked 15 months without a fatality.

■ For the six months ended 31 December 2015, we paid R18,1 billion in direct and indirect taxes to the South African government. Sasol remains one of the largest corporate taxpayers in the country, contributing significantly to the local economy.

■ During the period, we invested R394 million in skills development and socio-economic development, which includes investments in our Ikusasa programme, bursaries, learnerships and artisan training programmes. As part of our commitment to the communities in which we operate, our Ikusasa programme focuses on education, health and wellbeing, infrastructure and safety and security in the Secunda and Sasolburg regions.

■ While we support the transition to a lower carbon economy, we are concerned that the proposed carbon tax does not address the structural issues that lie at the heart of the country's greenhouse gas intensity. The proposed design of the carbon tax creates substantial regulatory and investment uncertainty as there is insufficient clarity relating to the phases of the tax proposed in the draft carbon tax bill, especially post 2020. In our view, South Africa needs appropriate incentives to invest in new, more energy efficient processes and projects that will improve our energy security and maintain our global competitiveness. Sasol continues to engage with the South African Government on the carbon tax issue.

Sasol Limited Group
Overview
(continued)

■ To ensure our ongoing compliance with new air quality regulations in South Africa, Sasol applied for certain postponements to manage our short-term challenges relating to the compliance timeframes. We have received decisions on our postponement applications from the National Air Quality Officer, which, while aligned with our requests, imposed stretched targets in terms of our atmospheric emission licences. Our R2,8 billion abatement programme remains on track to achieve our targeted reductions of volatile organic compound emissions by 2020.

■ We continue to measure our comprehensive climate change response through our key performance indicators. For our South African operations, we are in the final stages of concluding carbon budgets which we will be required to support for the next five years. We continue to investigate and implement actions to further reduce our emissions.

■ Following the excellent utility energy efficiency improvement for our operations in South Africa in 2015, we have set the objective to sustain the same level of performance for the 2016 financial year, using the 2015 financial year performance as the new baseline. The Energy Intensity Index for our South African operations is slightly above target for the six months ended 31 December 2015, following the September 2015 planned shutdowns. Notwithstanding, we are confident that we will meet our 2016 target.

■ We view broad-based black economic empowerment (BBBEE) in South Africa as a business imperative and our commitment to transformation has seen us record strong BBBEE contributor status ratings. Our level 4 BBBEE contributor status is currently being evaluated and we expect this to decline after the Department of Trade and Industry's revised Codes of Good Practice came into effect during the 2015 financial year. We have embarked on a project to re-assess our BBBEE strategies and adhere to the new requirements.

■ In February 2016, we declared an interim dividend of R356 million to our BEE partner, Tshwarisano LFB Investment (Pty) Ltd, which holds a 25% shareholding in Sasol Oil (Pty) Ltd. We are proud to announce that, based on the attractive returns generated by Sasol Oil (Pty) Ltd, the debt relating to our BEE partner's equity shareholding has been settled. We remain committed to deliver sustainable returns to all our stakeholders.

Competition law compliance

On 5 June 2014, the South African Competition Tribunal (the Tribunal) released its decision relating to Sasol Polymers' pricing of propylene and polypropylene. In its decision, the Tribunal found against Sasol Polymers in relation to the pricing of both propylene and polypropylene, for the period in question. Sasol appealed the Tribunal's ruling to the Competition Appeal Court (CAC). On 17 June 2015, the CAC upheld Sasol's appeal and set aside the decision of the Tribunal. The Competition Commission sought leave to appeal the matter to the Constitutional Court, however, on 17 November 2015 the Constitutional Court refused such leave to appeal, bringing this matter to an end.

Separately, the Competition Commission is conducting investigations into some of the industries in which Sasol operates, including the petroleum and polymer industries, and has initiated a market inquiry in the South African LPG market. We continue to cooperate with the Competition Commission in these investigations. To the extent appropriate, further announcements will be made in future.

Profit outlook* – solid production performance and cost reductions to continue

The current economic environment remains volatile and very uncertain. Our expectation is for ongoing moderate global growth, where growth in advanced economies mitigates the negative growth impact of some emerging markets and commodity exporting nations. Oil prices are currently subject to sentiment driven volatility and while some fundamentals indicate that the oil industry cycle is poised to turn, it remains difficult to determine when this will happen. The rand continues to face a number of depreciation risks,

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* The financial information contained in this profit outlook is the responsibility of the directors and in accordance with standard practice, it is noted that this information has not been reviewed and reported on by the Company's auditors.

including a relatively strong US dollar, weak domestic growth prospects, negative emerging market sentiment and policy uncertainty. As oil price and foreign exchange movements are outside our control, our focus remains firmly on managing factors within our control, including volume growth, cost optimisation, effective capital allocation and cash conservation.

We expect an overall strong production performance for the 2016 financial year, with:

- Liquid fuels product volumes for the Energy SBU in Southern Africa to be approximately 60 million barrels;

- Base Chemicals sales volumes to be lower than the prior year, with margins remaining under pressure;

- Performance Chemicals sales volumes to be slightly lower than the prior year, with average margins for the business remaining resilient;

- A lower average utilisation rate at ORYX GTL in Qatar of approximately 80% of nameplate capacity due to an extended statutory shutdown;

- A higher average utilisation rate at EGTL in Nigeria due to a steady ramp up;

- Normalised cash fixed costs to continue to trend below SA PPI;

- The RP cash flow contribution to range between R10 billion and R16 billion;

- BPEP cash cost savings to achieve an annual run rate of R4,3 billion by the end of the current financial year;

- Capital expenditure of R74 billion for 2016 and R73 billion in 2017 as we progress with the execution of our growth plan and strategy. Capital estimates may change as a result of exchange rate volatility;

- Our balance sheet gearing up to a level of between 20% and 30%;

- Average Brent crude oil prices to remain between US$25 and US$40; and

- Ongoing rand/US dollar volatility due to various factors, including the pending outcome of the credit review of the South African sovereign credit rating.

Appointment of Joint–Chief Executive Officers and change in directors

As previously announced, Mr David E. Constable will step down as President and Chief Executive Officer on 30 June 2016. On 11 December 2015, Sasol announced the appointment of Mr Bongani Nqwababa and Mr Stephen Cornell as Joint–Chief Executive Officers of the Company, and Mr Paul Victor as Chief Financial Officer and Executive Director, with effect from 1 July 2016. On 4 December 2015, Prof Jürgen Schrempp retired as a Director and Mr Henk Dijkgraaf was appointed as Lead Independent Director.

Declaration of cash dividend number 73

An interim gross cash dividend of South African 570,00 cents per ordinary share (31 December 2014 – 700,00 cents per ordinary share) has been declared for the six months ended 31 December 2015. The interim cash dividend is payable on the ordinary shares and the Sasol BEE ordinary shares. The Board is satisfied that the liquidity and solvency of the Company, as well as capital remaining after payment of the interim cash dividend is sufficient to support the current operations. The dividend has been declared out of retained earnings (income reserves). The South African dividend withholding tax rate is 15%. At the declaration date, there are 651 389 516 ordinary (including 8 809 886 treasury shares), 25 547 081 Sasol preferred ordinary and 2 838 565 Sasol BEE ordinary shares in issue. The net dividend amount payable to shareholders who are not exempt from the dividend withholding tax, is 484,50 cents per share, while the dividend amount payable to shareholders who are exempt from dividend withholding tax is 570,00 cents per share.

Sasol Limited Group
Overview
(continued)

The salient dates for holders of ordinary shares and Sasol BEE ordinary shares are:

Declaration date	Monday, 7 March 2016
Last day for trading to qualify for and participate in the final dividend (cum dividend)	Friday, 1 April 2016
Trading ex dividend commences	Monday, 4 April 2016
Record date	Friday, 8 April 2016
Dividend payment date	Monday, 11 April 2016

The salient dates for holders of our American Depository Receipts are[1]:

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, 6 April 2016
Record date	Friday, 8 April 2016
Approximate date for currency conversion	Tuesday, 12 April 2016
Approximate dividend payment date	Thursday, 21 April 2016

1. All dates are approximate as the NYSE sets the record date after receipt of the dividend declaration.

On Monday, 11 April 2016, dividends due to certificated shareholders on the South African registry will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders. Shareholders who hold dematerialised shares will have their accounts held by their CSDP or broker credited on Monday, 11 April 2016.

Share certificates may not be dematerialised or re-materialised between Monday, 4 April and 8 April 2016, both days inclusive.

On behalf of the Board

Mandla SV Gantsho
Chairman

David E Constable
President and
Chief Executive Officer

Bongani Nqwababa
Chief Financial Officer

Sasol Limited
7 March 2016

The interim financial statements are presented on a condensed consolidated basis.

Statement of financial position

at

	Half year 31 Dec 15 Reviewed Rm	Half year 31 Dec 14 Reviewed Rm	Full year 30 Jun 15 Audited Rm
Assets			
Property, plant and equipment[1]	**146 039**	124 476	135 822
Assets under construction[1]	**88 751**	55 273	61 977
Goodwill	**511**	575	590
Other intangible assets	**2 434**	1 669	1 703
Investments in joint ventures and associates	**15 088**	11 492	11 870
Post-retirement benefit assets	**638**	568	590
Deferred tax assets	**2 308**	1 932	1 752
Other long-term assets	**3 193**	3 021	2 617
Non-current assets	**258 962**	199 006	216 921
Assets in disposal groups held for sale	**273**	426	89
Inventories	**24 667**	24 389	23 141
Trade and other receivables	**31 659**	26 560	29 973
Short-term financial assets	**1 083**	863	124
Cash and cash equivalents[2]	**61 581**	49 452	53 351
Current assets	**119 263**	101 690	106 678
Total assets	**378 225**	300 696	323 599
Equity and liabilities			
Shareholders' equity	**211 341**	183 988	191 610
Non-controlling interests	**5 167**	4 176	4 873
Total equity	**216 508**	188 164	196 483
Long-term debt[1]	**66 343**	32 386	39 269
Long-term financial liabilities	**977**	11	8
Long-term provisions	**15 951**	11 686	13 431
Post-retirement benefit obligations	**11 114**	10 577	10 071
Long-term deferred income	**517**	317	425
Deferred tax liabilities	**26 372**	21 900	22 570
Non-current liabilities	**121 274**	76 877	85 774
Liabilities in disposal groups held for sale	**48**	32	15
Short-term debt	**2 435**	2 922	3 331
Short-term financial liabilities	**243**	164	198
Other current liabilities	**37 098**	32 006	37 479
Bank overdraft	**619**	531	319
Current liabilities	**40 443**	35 655	41 342
Total equity and liabilities	**378 225**	300 696	323 599

1 The increase since 30 June 2015 is mainly due to translation and capital expenditure incurred on the construction of the Lake Charles Chemicals Project. This was partly funded by the increase in long-term debt.

2 Includes cash restricted for use of R5,4 billion (December 2014 – R4,9 billion; June 2015 – R5,0 billion).

Sasol Limited Group

Income statement
for the period ended

	Half year 31 Dec 15 Reviewed Rm	Half year 31 Dec 14 Reviewed Rm	Full year 30 Jun 15 Audited Rm
Turnover	**84 475**	99 837	185 266
Materials, energy and consumables used	**(35 361)**	(44 770)	(80 169)
Selling and distribution costs	**(3 718)**	(3 019)	(6 041)
Maintenance expenditure	**(3 878)**	(3 832)	(7 628)
Employee-related expenditure	**(11 816)**	(8 184)	(22 096)
Exploration expenditure and feasibility costs	**(142)**	(268)	(554)
Depreciation and amortisation	**(8 006)**	(6 561)	(13 567)
Other income/(expenses)	**307**	(4 673)	(9 912)
Translation gains/(losses)	**2 582**	(416)	(1 115)
Other operating expenses	**(2 275)**	(4 257)	(8 797)
Operating profit before remeasurement items	**21 861**	28 530	45 299
Remeasurement items	**(7 586)**	(169)	(807)
Operating profit after remeasurement items	**14 275**	28 361	44 492
Share of profits of joint ventures and associates, net of tax	**641**	1 673	2 057
Profit from operations	**14 916**	30 034	46 549
Net finance costs	**(361)**	(466)	(956)
Finance income	**719**	594	1 274
Finance costs	**(1 080)**	(1 060)	(2 230)
Profit before tax	**14 555**	29 568	45 593
Taxation	**(6 277)**	(9 406)	(14 431)
Profit after tax	**8 278**	20 162	31 162
Attributable to			
Owners of Sasol Limited	**7 312**	19 545	29 716
Non-controlling interests in subsidiaries	**966**	617	1 446
	8 278	20 162	31 162
Earnings per share	**Rand**	Rand	Rand
Basic earnings per share	**11,97**	32,04	48,71
Diluted earnings per share	**11,97**	31,95	48,70

Statement of comprehensive income

for the period ended

	Half year 31 Dec 15 Reviewed Rm	Half year 31 Dec 14 Reviewed Rm	Full year 30 Jun 15 Audited Rm
Profit after tax	**8 278**	20 162	31 162
Other comprehensive income, net of tax			
Items that can be subsequently reclassified to the income statement	**18 995**	2 241	3 604
Effect of translation of foreign operations[1]	19 422	2 235	3 590
Effect of cash flow hedges	(558)	1	–
Fair value of investments available-for-sale	(17)	6	16
Tax on items that can be subsequently reclassified to the income statement	148	(1)	(2)
Items that cannot be subsequently reclassified to the income statement	**555**	(856)	(593)
Remeasurements on post-retirement benefit obligations	740	(1 238)	(847)
Tax on items that cannot be subsequently reclassified to the income statement	(185)	382	254
Total comprehensive income for the period	**27 828**	21 547	34 173
Attributable to			
Owners of Sasol Limited	**26 753**	20 926	32 727
Non-controlling interests in subsidiaries	**1 075**	621	1 446
	27 828	21 547	34 173

1   The increase in translation of foreign operations results mainly from the weaker average rand/US dollar exchange rate.

Sasol Limited Group

Statement of changes in equity
for the period ended

	Half year 31 Dec 15 Reviewed Rm	Half year 31 Dec 14 Reviewed Rm	Full year 30 Jun 15 Audited Rm
Balance at beginning of period	**196 483**	174 769	174 769
Shares issued on implementation of share options	**54**	74	144
Share-based payment expense	**64**	387	501
Total comprehensive income for the period	**27 828**	21 547	34 173
Dividends paid to shareholders	**(7 140)**	(8 376)	(12 739)
Dividends paid to non-controlling shareholders in subsidiaries	**(781)**	(237)	(365)
Balance at end of period	**216 508**	188 164	196 483
Comprising			
Share capital	**29 282**	29 158	29 228
Share repurchase programme	**(2 641)**	(2 641)	(2 641)
Sasol Inzalo share transaction	**(22 054)**	(22 054)	(22 054)
Retained earnings	**162 546**	155 295	161 078
Share-based payment reserve	**8 412**	9 537	9 651
Foreign currency translation reserve	**37 605**	16 932	18 289
Remeasurements on post-retirement benefit obligations	**(1 419)**	(2 265)	(1 976)
Investment fair value reserve	**15**	32	42
Cash flow hedge accounting reserve	**(405)**	(6)	(7)
Shareholders' equity	**211 341**	183 988	191 610
Non-controlling interests in subsidiaries	**5 167**	4 176	4 873
Total equity	**216 508**	188 164	196 483

Statement of cash flows

for the period ended

	Half year 31 Dec 15 Reviewed Rm	Half year 31 Dec 14 Reviewed Rm	Full year 30 Jun 15 Audited Rm
Cash receipts from customers	87 885	103 188	186 839
Cash paid to suppliers and employees	(61 205)	(69 224)	(125 056)
Cash generated by operating activities	**26 680**	33 964	61 783
Cash flow from operations	27 473	32 158	56 344
(Increase)/decrease in working capital	(793)	1 806	5 439
Finance income received	1 432	2 775	4 046
Finance costs paid	(955)	(190)	(2 097)
Tax paid	(5 195)	(4 729)	(10 057)
Dividends paid	(7 140)	(8 376)	(12 739)
Cash retained from operating activities	**14 822**	23 444	40 936
Additions to non-current assets	(33 559)	(21 345)	(45 106)
Increase in capital project related payables[1]	2 223	–	2 461
Additional investment in joint ventures and associates	(251)	(331)	(588)
Disposal of businesses	25	715	738
Other net cash flow from investing activities	(433)	218	410
Cash used in investing activities	**(31 995)**	(20 743)	(42 085)
Share capital issued on implementation of share options	54	74	144
Dividends paid to non-controlling shareholders in subsidiaries	(781)	(237)	(365)
Proceeds from long-term debt	19 025	8 023	14 543
Repayments of long-term debt	(2 070)	(1 576)	(1 663)
Proceeds from short-term debt	1 918	1 974	2 686
Repayments of short-term debt	(2 328)	(1 657)	(2 280)
Cash generated by financing activities	**15 818**	6 601	13 065
Translation effects on cash and cash equivalents	9 285	1 598	3 095
Increase in cash and cash equivalents	**7 930**	10 900	15 011
Cash and cash equivalents at beginning of year	53 032	38 021	38 021
Cash and cash equivalents at end of year	**60 962**	48 921	53 032

1 The movement in capital project related payables was not significant for the half year ended 31 December 2014.

Sasol Limited Group

Salient features
for the period ended

		Half year 31 Dec 15	Half year 31 Dec 14	Full year 30 Jun 15
Selected ratios				
Return on equity	%	**7,4***	22,8*	16,4
Return on total assets	%	**9,2***	22,0*	15,8
Profit from operations margin	%	**17,7**	30,1	25,1
Finance costs cover	times	**16,4**	161,2	22,8
Dividend cover – Attributable basic earnings per share	times	**2,1**	4,6	2,6
Dividend cover – Headline earnings per share	times	**4,3**	4,6	2,7

* Annualised

Share statistics				
Total shares in issue	million	**679,8**	679,3	679,5
Sasol ordinary shares in issue	million	**651,4**	650,9	651,1
Treasury shares (share repurchase programme)	million	**8,8**	8,8	8,8
Weighted average number of shares	million	**610,6**	610,1	610,1
Diluted weighted average number of shares	million	**610,6**	617,5	610,2
Share price (closing)	Rand	**419,40**	431,01	450,00
Market capitalisation – Sasol ordinary shares	Rm	**273 197**	280 533	292 995
Market capitalisation – Sasol BEE ordinary shares	Rm	**778**	1 011	994
Net asset value per share	Rand	**347,66**	302,91	315,36
Dividend per share	Rand	**5,70**	7,00	18,50
– interim	Rand	**5,70**	7,00	7,00
– final	Rand	**–**	–	11,50

Other financial information				
Total debt (including bank overdraft)	Rm	**69 397**	35 839	42 919
– interest bearing	Rm	**69 192**	35 239	42 187
– non-interest bearing	Rm	**205**	600	732
Finance expense capitalised	Rm	**1 127**	399	1 118
Capital commitments (subsidiaries and joint operations)	Rm	**119 302**	128 913	116 236
– authorised and contracted	Rm	**147 992**	86 163	109 448
– authorised, not yet contracted	Rm	**58 261**	96 808	66 266
– less expenditure to date	Rm	**(86 951)**	(54 058)	(59 478)
Capital commitments (equity accounted joint ventures)	Rm	**765**	991	648
– authorised and contracted	Rm	**1 175**	1 126	716
– authorised, not yet contracted	Rm	**672**	496	691
– less expenditure to date	Rm	**(1 082)**	(631)	(759)

		Half year 31 Dec 15	Half year 31 Dec 14	Full year 30 Jun 15
Other financial information				
Significant items in profit from operations				
– Restructuring costs related to our business performance enhancement programme[1]	Rm	**96**	1 365	1 682
Retrenchment packages provided for	Rm	**19**	612	165
Retrenchment packages settled during the year	Rm	**28**	205	1 002
Accelerated share-based payments	Rm	**(41)**	395	157
Consultancy costs	Rm	**35**	144	328
System implementation costs	Rm	**55**	9	30
– Share-based payment expenses	Rm	**482**	(2 523)	(881)
Sasol share incentive schemes	Rm	**418**	(2 910)	(1 382)
Sasol Inzalo share transaction[2]	Rm	**64**	387	501
Effective tax rate[3]	%	**43,1**	31,8	31,7
Number of employees[4]	number	**30 369**	32 495	30 919
Average crude oil price – dated Brent	US$/barrel	**46,97**	89,00	73,46
Average rand/US$ exchange rate	1US$ = Rand	**13,62**	10,99	11,45
Closing rand/US$ exchange rate	1US$ = Rand	**15,48**	11,57	12,17

1 In addition to these costs, an additional R36 million (December 2014 – R108 million; June 2015 – R224 million) of internal resources was allocated to the project, bringing the total spend for the period to R132 million (December 2014 – R1 473 million; June 2015 – R1 906 million).

2 December 2014 and June 2015 includes a share-based payment expense of R280 million relating to the partial refinancing of the Sasol Inzalo transaction.

3 The increase in the effective tax rate was mainly due to the impairment of our Canadian shale gas assets (R7,4 billion), partially offset by the reversal of the provision of R2,3 billion in respect of EGTL.

4 The total number of employees includes permanent and non-permanent employees and the group's share of employees within joint operations, but excludes contractors, equity accounted joint ventures' and associates' employees.

Sasol Limited Group
Salient features
(continued)

	Half year 31 Dec 15 Rm	Half year 31 Dec 14 Rm	Full year 30 Jun 15 Rm
Reconciliation of headline earnings			
Earnings attributable to owners of Sasol Limited	**7 312**	19 545	29 716
Effect of remeasurement items for subsidiaries and joint operations	**7 586**	169	807
Impairment of property, plant and equipment	**5 470**	456	294
Impairment of assets under construction	**1 988**	1 093	2 555
Impairment of other intangible assets	**–**	3	3
Impairment of goodwill and other smaller assets	**207**	–	1
Reversal of impairment	**–**	(1 353)	(2 036)
Loss/(profit) on disposal of non-current assets	**21**	(81)	(93)
(Profit)/loss on disposal of investment in businesses	**(51)**	483	410
Scrapping of non-current assets	**230**	120	549
Write-off of unsuccessful exploration wells	**(3)**	(5)	–
Realisation of foreign currency translation reserve	**(276)**	(547)	(876)
Tax effects and non-controlling interests	**(79)**	(195)	(165)
Effect of remeasurement items for equity accounted joint ventures and associates			
Gross remeasurement items	**8**	2	(1)
Tax effects	**(1)**	–	–
Headline earnings	**14 826**	19 521	30 357
Headline earnings adjustments per above			
■ Mining	**12**	8	31
■ Exploration and Production International	**7 450**	1 825	3 126
■ Energy	**10**	(48)	(104)
■ Base Chemicals	**54**	252	92
■ Performance Chemicals	**271**	(1 318)	(1 804)
■ Group Functions	**(203)**	(548)	(535)
Remeasurement items	**7 594**	171	806
Headline earnings per share Rand	**24,28**	32,00	49,76
Diluted headline earnings per share Rand	**24,28**	31,92	49,75

The reader is referred to the definitions contained in the 2015 Sasol Limited financial statements.

Basis of preparation

The condensed consolidated interim financial statements for the six months ended 31 December 2015 have been prepared in accordance with International Financial Reporting Standards, IAS 34, *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, 2008, as amended, and the Johannesburg Stock Exchange Listings Requirements.

The condensed consolidated interim financial statements do not include all the disclosure required for complete annual financial statements prepared in accordance with IFRS as issued by the International Accounting Standards Board. The condensed consolidated interim financial statements are prepared on a going concern basis. The Board is satisfied that the liquidity and solvency of the Company is sufficient to support the current operations for the next 12 months.

These condensed consolidated interim financial statements have been prepared in accordance with the historic cost convention except that certain items, including derivative instruments, liabilities for cash-settled share-based payment schemes, financial assets at fair value through profit or loss and available-for-sale financial assets, are stated at fair value.

The condensed consolidated interim financial statements are presented in South African rand, which is Sasol Limited's functional and presentation currency.

The condensed consolidated interim financial statements appearing in this announcement are the responsibility of the directors. The directors take full responsibility for the preparation of the condensed consolidated interim financial statements. Bongani Nqwababa CA(Z), Chief Financial Officer, is responsible for this set of condensed consolidated interim financial statements.

Accounting policies

The accounting policies applied in the preparation of these summarised consolidated interim financial statements are in terms of IFRS and are consistent with those applied in the consolidated annual financial statements for the year ended 30 June 2015.

Related party transactions

The group, in the ordinary course of business, entered into various sale and purchase transactions on an arm's length basis at market rates with related parties.

Significant events and transactions since 30 June 2015

In accordance with IAS 34, Interim Financial Reporting, we have included an explanation of events and transactions which are significant to obtain an understanding of the changes in our financial position and performance since 30 June 2015 in the financial results overview.

Significant Financial Instruments

Fair value

Valuation techniques and assumptions utilised for the purpose of calculating fair value

Fair value is determined using valuation techniques as outlined below. Where possible, inputs are based on quoted prices and other market determined variables.

Fair Value hierarchy

The following table is provided representing the significant financial instruments measured at fair value at reporting date, or for which fair value is disclosed at 31 December 2015. The US$ bond and the interest rate swap were considered to be significant financial instruments for the group based on the amounts recognised in the statement of financial position and the fact that these instruments are traded in an active market. The calculation of fair value requires various inputs into the valuation methodologies used. The source of the inputs used affects the reliability and accuracy of the valuations. Significant inputs have been classified into the hierarchical levels in line with IFRS 13, as shown below:

Level 1   Quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted prices that are observable for the asset or liability (directly or indirectly).

Instrument	IFRS 13 fair value hierarchy	Carrying value Rm	Fair value Rm	Valuation method	Significant inputs
Listed long-term debt	Level 1	15 396	14 324	Fair value	Quoted market price for the same or similar instruments
Derivative liabilities – interest rate swap	Level 2	1 179	1 179	Net present value	Market interest rates

For all other financial instruments, fair value approximates carrying value.

Independent auditor's review report on the condensed consolidated interim financial statements

To the Shareholders of Sasol Limited

We have reviewed the condensed consolidated interim financial statements of Sasol Limited in the accompanying interim financial results, which comprise the condensed consolidated statement of financial position as at 31 December 2015 and the related condensed consolidated income statement and statements of comprehensive income, changes in equity and cash flows for the six months then ended, and selected explanatory notes.

Directors' responsibility for the interim financial statements

The directors are responsible for the preparation and presentation of these interim financial statements in accordance with the International Financial Reporting Standard, IAS 34, *Interim Financial Reporting* (IAS34), the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express a conclusion on these interim financial statements. We conducted our review in accordance with International Standard on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity*. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the interim financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.

A review of interim financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.

The procedures in a review are substantially less than and differ in nature from those performed in an audit conducted in accordance with International Standards on Auditing. Accordingly, we do not express an audit opinion on these interim financial statements.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements of Sasol Limited for the six months ended 31 December 2015 are not prepared, in all material respects, in accordance with the International Financial Reporting Standard, IAS 34, *Interim Financial Reporting*, the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council and the requirements of the Companies Act of South Africa.

Other matter

We have not reviewed future financial performance and expectations, production and sales volumes, selected ratios, share statistics, other non-financial information and information not required by IAS 34 expressed by the directors in the accompanying interim financial results and accordingly do not express a conclusion thereon.

PricewaterhouseCoopers Inc

PricewaterhouseCoopers Inc
Director: PC Hough
Registered Auditor

Sunninghill
7 March 2016

Sasol Limited Group

Registered office: Sasol Limited, 1 Sturdee Avenue, Rosebank, Johannesburg 2196
PO Box 5486, Johannesburg 2000, South Africa

Share registrars: Computershare Investor Services (Pty) Ltd, 70 Marshall Street, Johannesburg 2001
PO Box 61051, Marshalltown 2107, South Africa, Tel: +27 11 370-7700 Fax: +27 11 370-5271/2

JSE Sponsor: Deutsche Securities (SA) Proprietary Limited

Directors (Non–Executive): Dr MSV Gantsho* (Chairman), Mr C Beggs*, Mr HG Dijkgraaf (Dutch)^,
Ms NNA Matyumza*, Ms IN Mkhize*, Mr ZM Mkhize*, Mr MJN Njeke*, Mr PJ Robertson (British and
American)*, Mr S Westwell (British)*
Directors (Executive): Mr DE Constable (President and Chief Executive Officer) (Canadian), Mr B Nqwababa
(Chief Financial Officer), Ms VN Fakude
*Independent ^Lead independent director

Company Secretary: Mr VD Kahla

Company registration number: 1979/003231/06, incorporated in the Republic of South Africa

Income tax reference number: 9520/018/60/8

	JSE	**NYSE**
Ordinary shares		
Share code:	SOL	SSL
ISIN:	ZAE000006896	US8038663006
Sasol BEE Ordinary shares		
Share code:	SOLBE1	
ISIN:	ZAE000151817	

American depository receipts (ADR) program:
Cusip number 803866300 ADR to ordinary share 1:1

Depositary: The Bank of New York Mellon, 22nd floor, 101 Barclay Street, New York, NY 10286,
United States of America



Disclaimer – **Forward-looking statements:** Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return, executing our growth projects and cost reductions, including in connection with our BPEP and RP. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour", "target", "forecast" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report on Form 20-F filed on 9 October 2015 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please note: A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar".

Comprehensive additional information is available on our website: www.sasol.com

Notes

Notes



www.sasol.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 07, 2016   By: /s/ V D Kahla
                                               Name: Vuyo Dominic Kahla
                                               Title: Company Secretary